EXHIBIT 99.(a)(1)

November 13, 2003

Dear Limited Partner:

As a fellow investor in Westin Hotels Limited Partnership (the "Partnership"), we feel it is important to communicate with you regarding some disturbing recent developments with the Partnership. As you may be aware, WHLP Acquisition LLC ("WHLP"), a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") and an affiliate of our General Partner, is currently offering (the "Offer") to buy all of the Units of, and thus a controlling stake in, the Partnership at a price of $625 per Unit. Along with the Offer, Starwood has distributed a proxy statement through which it is soliciting consents to change some of the terms of the Partnership's limited partnership agreement and to permit it to merge WHLP (or an affiliate) and the Partnership after the completion of the Offer -- all in an effort to aid its takeover of the Partnership and the Partnership's only remaining property, the Westin Michigan Avenue Hotel (the "Hotel").

We are extremely concerned by this offer, and believe that if it is successful, the results will be unfavorable for all Partnership investors. Therefore, we strongly recommend you do the following:

=> DO NOT TENDER YOUR UNITS TO STARWOOD UNLESS YOU HAVE AN IMMEDIATE NEED FOR LIQUIDITY.
=> VOTE "NO" TO THE PROPOSED CHANGES TO THE TERMS OF THE PARTNERSHIP'S LIMITED PARTNERSHIP AGREEMENT AND THE MERGER.
=> CALL THE GENERAL PARTNER AT (800) 323-5888 AND DEMAND A MORE OPEN AND FAIR PROCESS TO MAXIMIZE THE VALUE OF OUR INVESTMENT.

If Starwood successfully convinces the holders of more than 50% of the Units to tender, Starwood will gain control of the Partnership. Starwood's offer is a "squeeze out" tender offer through which -- if it convinces only a little more than half the Unitholders to tender -- it will be able to force out any Unitholder who does not accept its offer. In making your decision, we urge you to carefully read the tender offer and proxy material distributed by Starwood, and consider the following points:

1. IMPROVING HOTEL PERFORMANCE & MARKET CONDITIONS: The Hotel's operating performance has been steadily improving, and should continue to do so given the economic rebound and recovery of the hotel market. As a result, we believe that the Partnership and its Unitholders will begin realizing greater value from their investment in the coming months. In fact, the Hotel's RevPar, a key lodging industry benchmark of operating performance, has increased from $99.20 as of September 2002, to $109.72 as of March 2003 and $118.49 as of September 2003 -- representing a 19% increase in RevPar over the past year.

2. LOW OFFER PRICE: We do not believe that Starwood's offer reflects the fair value of our Units. Additionally, if you consider that Starwood is seeking control, Starwood's offer seems even lower as no adequate control premium is being offered. The price being offered for our Units is much less than we would receive either through a liquidation of the hotel today, or through a liquidation at some future time after the hotel market further improves.

3. CONFLICTS OF INTEREST: Starwood owns the Partnership's General Partner as well as the entity making the tender offer, WHLP. Presumably WHLP has the best interests of Starwood's shareholders in mind, which means that WHLP will purchase Units for as little as possible to maximize value for Starwood's shareholders. This conflicts with the General Partner's fiduciary duty to maximize the value of our Units.

4. IMPROPER PROCESS: We do not believe that Starwood has undertaken a fair and proper process, nor properly upheld its duty as General Partner. Starwood has disclosed that Unitholders would not get appraisal or dissenter's rights in the Offer or Merger. The sale to Starwood would simply take place without the benefit of an appraisal of or a marketing effort for the property. Starwood is clearly taking advantage of Unitholders in its role of General Partner, in an effort to solely benefit Starwood itself and its shareholders.

Why do we feel so strongly about Starwood's actions? Over the last sixty days and thus subsequent to Starwood's announcement of the Offer, an affiliate of ours has made nine purchases of Units. As a result of these purchases as well as previous purchases, we have a significant interest in the Partnership and our investment, as we assume you do as well. Our affiliate purchased 1,182 Units (approximately 0.9% of the total outstanding Units) during this time frame, for prices ranging from $550 to $600 per Unit.

We think you will agree that it is incredulous that Starwood is attempting to buy the Partnership--at a price that we believe is heavily discounted relative to its true value--instead of protecting our best interests as General Partner. WE ENCOURAGE YOU NOT TO TENDER YOUR UNITS TO WHLP AND TO VOTE "NO" TO THE PROPOSED CHANGES TO THE LIMITED PARTNERSHIP AGREEMENT AND THE MERGER. Instead, please join us in insisting that the General Partner maximize the value of our Units either through a fair and broad marketing effort of the property -- without the artificial and self-serving deadline created by the Offer -- or by waiting for a full recovery in the hotel market.

If you would like to discuss these issues in more detail or have questions or comments about the above remarks we would be happy to speak with you at
(800) 513-2205.

Sincerely,

Madison Liquidity Investors 103, LLC



                   Madison Liquidity Investors 103, LLC
     4220 Shawnee Mission Parkway, Suite 310A - Fairway, Kansas 66205
                Phone: (800) 513-2205 - Fax: (913) 982-5039